Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call EVENT DATE/TIME: FEBRUARY 20, 2018 / 1:31PM GMT

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

CORPORATE PARTICIPANTS

Darren W. Karst Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

John T. Standley Rite Aid Corporation - Chairman & CEO

Kermit R. Crawford Rite Aid Corporation - President & COO

Matt Schroeder Rite Aid Corporation - CAO, Senior VP & Treasurer

Robert B. Dimond Albertsons, LLC - CFO and EVP

Robert G. Miller Albertsons Companies, Inc. - Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Bryan Cecil Hunt Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst

George Robert Hill RBC Capital Markets, LLC, Research Division - Analyst

Glen Joseph Santangelo Deutsche Bank AG, Research Division - MD & Research Analyst

John Edward Heinbockel Guggenheim Securities, LLC, Research Division - Analyst

Lisa Christine Gill JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Robert Patrick Jones Goldman Sachs Group Inc., Research Division - VP

Ross Jordan Muken Evercore ISI, Research Division - Senior MD, Head of Healthcare Services and Technology & Fundamental Research Analyst

PRESENTATION

Operator

Good morning. My name is Karen, and I will be your conference operator today. At this time, I would like to welcome everyone to the Rite Aid Investor Call. (Operator Instructions) Thank you. Mr. Matt Schroeder from Rite Aid, you may begin your conference.

Matt Schroeder - Rite Aid Corporation - CAO, Senior VP & Treasurer

Thank you, and good morning, everyone, and welcome to the Albertsons Companies and Rite Aid Investor Call. I am pleased to welcome you this call to discuss the proposed merger of Rite Aid and Albertsons Companies. We’re excited to tell you about our plans to create a leader in food, health and wellness that we believe will provide our customers choice, convenience and access and will provide value to our shareholders.

We’re providing a presentation related to the material we will be discussing today, and we’ll be referring to this presentation on the call. This presentation can be located on the Rite Aid website, www.riteaid.com, under the Investor Relations information tab; and on the Albertsons’ website at www.albertsonscompanies.com.

Before we start, I’d like to remind you that today’s conference call includes certain forward-looking statements. These forward-looking statements are presented in the context of certain risks and uncertainties that can cause actual results to differ. These risks and uncertainties are described in our press release and our presentation that we’re referring to today in Item 1A of Rite Aid’s most recent annual report on Form 10-K, in the section entitled Risk Factors in Albertsons Companies LLC’s Form S-4 registration statement filed on June 28, 2017, in Item 1A of Albertson Companies LLC’s quarterly reports on Form 10-Q and other documents that we file or furnish to the Securities and Exchange Commission.

Also, we will be using certain non-GAAP measures on today’s call and in certain of our communication materials, including our press release and presentation. Non-GAAP measures are performance measures that exclude the financial impact of unusual or nonrecurring items management does not consider in assessing ongoing operating performance and that Albertsons Companies and Rite Aid believe are useful to analysts and

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

investors to evaluate ongoing results of operations when considered alongside other GAAP measures such as net income, operating income and gross profit. The presentation of non-GAAP measures should not be construed as an inference that future results will be unaffected by unusual or nonrecurring items. Additional information with respect to non-GAAP measures is included in our press release and presentation.

With these remarks, I’d now like to turn the call over to Bob Miller, Chairman and Chief Executive Officer of Albertsons   Companies.

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Good morning, everyone, and thanks for joining us. I’m very pleased to be here with John and the Rite Aid team to talk about the exciting combination of Albertsons and Rite Aid, which will create a leader in food, health and wellness. This is a combination that is going to create a lot of value and numerous opportunities for growth. With me today, to take you through the transaction in more detail, are John Standley, the Chairman and Chief Executive Officer of Rite Aid; Kermit Crawford, Rite Aid’s President and Chief Operating Officer; Darren Karst, Senior Vice President, Chief Financial Officer and Chief Administrative Officer of Rite Aid; and Bob Dimond, Executive Vice President and Chief Financial Officer of Albertsons Companies. We’ve all known each other for many years, and we know how to work well together. In fact, as you may know, I was at Rite Aid at one time myself.

As you can see on Slide 3, I will become Chairman of combined companies, and John will become CEO. And below these 5 leaders, there are strong management teams at both companies. This gives us great confidence in our ability to successfully bring our 2 companies together and realize     the full potential of the combination for our customers, employees, partners and shareholders.  John?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Thanks, Bob. Slide 5 gives you a side-by-side overview of our 2 companies today. Looking at Rite Aid first. In addition to being a well-known and trusted retail pharmacy brand with over 2,500 stores in 19 states, serving 7 million customers a week and handling over 221 million prescriptions per year, Rite Aid operates a multifaceted full-service pharmacy benefit management company or PBM, EnvisionRxOptions, managing claims for approximately 22 million lives. We also have a very popular loyalty program, Wellness+ with 12 million numbers.

The map on the bottom left of the slide illustrates Rite Aid’s geographic footprint with attractive positions on the West and East Coast. Altogether, we delivered $16 billion in retail pharmacy sales and $6 billion in EnvisionRxOptions sales in the last 12 months up to the end of third quarter of 2017. Bob?

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Turning to Albertsons. Albertsons is a #2 conventional grocery player in the United States, serving 34 million customers every week. We are ranked #1 or #2 in 2/3 of our MSAs and operate over 2,300 stores across 35 states in the District of Columbia. We achieved $60 billion in sales in the last 12 months up to the end of the third quarter of 2017, including $11 billion of Own Brands sales. We also handle 102 million scripts a year through almost 1,800 in-store pharmacies.

Slide 6 tells the story of where we’ve been and how we’ve grown. In the last 5 years, we’ve added over 2,100 stores and grown our revenue by more than $53 billion through several acquisitions, some big, some small, but all highly successful. This year, we’ve been able to buy 2 really unique assets. We’re particularly excited about our recent acquisition of Plated, the meal kit service. We’ve already seen encouraging growth online and   in the stores, where we rolled out the Plated offering and plan to introduce it to 60 more locations soon. We see big upside potential in this business, including by offering Plated meal kits in Rite Aid   stores.

There are 2 key takeaways from this slide. Number one, Albertsons has a very strong track record of transaction execution and integration. Two, the combination with Rite Aid is the natural next step in our growth journey, as we look to meet our customers’ evolving food, health and wellness needs. John?

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

John T. Standley - Rite Aid Corporation - Chairman & CEO

Thanks, Bob. Turning to Slide 7. This transaction is a transformative opportunity for Rite Aid. It takes us from being the #3 drugstore player and combines us with the #2 conventional grocer in the country to create the differentiated leader in food, health and wellness. It will give us an increased geographic presence, which will provide greater convenience and format choice for our customers.

It will also provide us multiple new levers for growth by bringing new customers, helping us transform the front end of our stores and providing deeper access to attractive geographies. The combination will also solidify our financial profile with strong cash flow generation to fund future investment in the business, more diversified revenue and profit streams and substantial synergy opportunities. Together, the improved footprint, new growth levers and enhanced financial profile will create compelling value for our customers and our shareholders.

Moving to Slide 8. You’ll see a breakdown of the key transaction terms. In terms of the consideration being paid Rite Aid, Rite Aid shareholders will have 2 options. For every 10 Rite Aid shares they own, they can either receive 1.079 Albertsons shares or 1 Albertson share plus approximately $1.83 in cash.

If all Rite Aid shareholders elect to receive shares plus cash, former Rite Aid shareholders will own approximately 28% of the combined company and former Albertson shareholders will own the remaining 72%. Following the close of the transaction and the share exchange, Albertsons company’s shares are expected to trade on the New York Stock Exchange. Albertsons’ premerger shareholders will not sell their shares during the first 6 months after closing. After that, there will be provisions in place for orderly monetization of their shareholdings.

The combined company will be dual headquartered in Boise, Idaho; and Camp Hill, Pennsylvania and will have a majority independent board comprised of 4 directors named by Albertsons, 4 directors named by the Rite Aid and 1 jointly appointed independent director. We expect the transaction to close early in the second half of calendar 2018, subject to approval by Rite Aid shareholders as well as regulatory and other customary closing conditions.

Slide 9 gives you an overview of why we’re so excited about the value that this combination will create. We’ll go through each factor in more detail on the following slides, but here are few of the highlights. First, together, the 2 companies will be a powerful combination with pro forma combined revenues of $83 billion, serving more than 40 million customers a week through almost 5,000 stores and more than 4,300 pharmacies. We will also fill 323 million prescriptions annually.

Second, we will be even stronger locally in attractive areas across the country, both in food and pharmacy, offering a differentiated customer experience through convenient formats and locations and via multiple channels. This increased reach will help us drive traffic through the business in a way that maximizes convenience for our customers and value for us.

Third, the combined company will have a differentiated customer proposition with complementary offerings and convenient format and locations, our robust and developing omni-channel presence and advanced customer analytics capabilities. Fourth, this combination will bring more pharmacy customers, the most valuable customer in food retail to our stores. We will also be able to leverage EnvisionRxOptions as a vehicle to add lives and grow our pharmacy customer base.

Finally, the combined company will have a strong financial profile with $3.7 billion in adjusted EBITDA, including $375 million of expected annual cost synergies. In addition, with $3.6 billion of revenue opportunities identified, robust free cash flow generation and a value -- valuable portfolio of own real estate, we will have multiple levers to drive growth and create value for our shareholders.

We’ll now walk you through some of these highlights in more detail, starting on Slide 10.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Thanks, John. As you can see on the map, the combination will create strong local networks of food stores and drugstores in attractive geographies. We will be the #1 integrated food and health and wellness retailer on the West Coast, and we will have a strong position in the Northeast. The complementary locations of our stores means we will not only be able to serve our customers more completely, but more conveniently too.

Slide 11 really illustrates why Albertsons and Rite Aid are such a natural complementary fit. Both companies are entirely customer-centric and both are constantly looking for new ways to offer customers what they want in the most convenient way as possible. At Albertsons, this means we want to run stores that are full, fresh, friendly, fast and clean so that our stores are places that people want to spend time. We work hard on that every day. The foundation of our success is our commitment to always offering the best, whether that’s in size, quality, freshness or assortment. We’re also always innovating and personalizing our offerings. For example, right now, we’re working hard to expand our hot prepared food options and our selection of natural organic and local products. We’re also rolling out Plated meal kits in some stores and continue to offer great targeted promotions just for you. Of course, all this is underpinned by our best-in-class manufacturing capabilities.

Kermit?

Kermit R. Crawford - Rite Aid Corporation - President & COO

Thank you, Bob. At Rite Aid, with us, it’s personal. We put the customer at the center of everything we do. Rite Aid is a trusted pharmacy brand with a portfolio of health and wellness offerings, including our PBM, EnvisionRxOptions; our RediClinics that offer convenient care; and Health Dialog, our total population health management company. We have proven pharmacy expertise and an integrated set of clinical and immunization capabilities.

In the front end of our stores, we have an extensive selection of vitamins, a strategic relationship with GNC and a strong health and beauty aids owned brand that can be cross-merchandised in the Albertsons stores. To date, 63% of our stores are remodeled in the wellness format, which enhances our healthcare image. These stores continue to outperform the chain average in both front end and pharmacy.

And finally, our award winning Wellness+ program continues to improve customer retention and drive revenue.

When you look at these 2 companies, we believe Rite Aid and Albertsons are natural complement that extend and enable each other’s strategy   and value proposition. Bob?

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Thanks, Kermit. Turning to Slide 12 now. You’ll see that the combination will also have best-in-class own brand portfolio, coupled with an unmatched manufacturing and distribution network. The growth of our own brand business is critically important, because high-quality Own Brands drives increased customer loyalty. Albertsons has 4 $1 billion brands within Own Brands, and the combined company will have $12 billion in own brand sales.

Our vertically-integrated distribution network will supply locations naturally. So there’s a great opportunity to drive our own brand efficiency through the combined company’s expanded footprint.

John T. Standley - Rite Aid Corporation - Chairman & CEO

Thanks, Bob. Moving on to Slide 13. You will see our plans to leverage our own brand expertise across formats to drive rapid growth in own brand penetration. Rite Aid currently has 19% own brand penetration. Albertsons has 23%. And together, we are targeting 30% own brand penetration. This is a big opportunity for us. Albertsons Own Brands and food and consumables to transform Rite Aid’s front end while using Rite Aid’s Own Brands and expertise to grow Albertsons’ general merchandise, health and beauty offerings.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

Now to Slide 14. This graphic illustrates that every aspect of the combined business will complement every other aspect of the business, always with the customer at the center. The combined company will have world-class, omni-channel platform with unique combination of formats, brands, offerings and channels, which will allow us to meet our customers where and how they want to shop. Customers will have a wide array of ways to access their food and pharmacy needs.

Our alliance with Instacart and our Drive Up & Go offerings allow our customers to shop online and arrange delivery or curb-side pickup on their schedule. And of course, we will continue to use to offer different shopping formats, including combined supermarkets and pharmacies and standalone pharmacies. Given the online channels importance to our overall omni-channel strategy, Bob will take you through Albertsons’ recent e-commerce initiatives in a bit more detail in the next slide.  Bob?

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Thanks, John. At Albertsons, e-commerce has always been about providing our customers what they want, when they want it.

To achieve this, we’ve taken a multipronged approach to our online offerings. We’ve entered into an agreement with online grocery delivery pioneer, Instacart. We acquired Plated to offer meal kits in stores and through online order and delivery. And we’ll continue to build out our Drive Up & Go and banner delivery services.

The results we’re seeing so far suggest that our customers love having so many ways to shop with Albertsons. Our alliance with Instacart provides same-day delivery covering 1,300 Albertsons stores. And by the middle of the fiscal year 2018, we expect to be able to offer this service at up to 2,000 stores, which will make us Instacart’s largest retailer. We expect Instacart deliveries to be contributing $500 million in annualized run rate sales by the end of fiscal year 2018.

For Plated growth -- Plated’s growth is up 50% year-over-year and the in-store offering will be in more than 650 premium stores by the end of fiscal year 2018. We expect to double the Plated subscription base and revenue for fiscal year 2018.

Finally, our grocery delivery business has seen double-digit year-over-year growth. And we’re on track to launch an additional 420 Drive Up & Go pickup points by the end of fiscal year 2018, up from 80 today. At Rite Aid, 1,350 stores currently offer drive-thru capabilities, and around 50% of stores provide Rx delivery service. The combination with Rite Aid now gives us the opportunity to build on our progress to date and to expand our commitment to same-day convenience across food, health and wellness by offering same-day front-end and pharmacy service as well as in-store Plated meals. John?

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Thanks, Bob. Moving to Slide 16. The combination will also us to get even closer to our customers by applying enhanced data analytics capabilities to a current combined base of 25 million active loyalty program members. This will allow us to drive traffic across the combined company, market real-time personal connections with our customers, drive new customer acquisition, develop new merchandising programs and generate demand forecasting.

At the chart -- as the charts on Slide 17 show, Albertsons’ pharmacy customers spend more than 3.5x more in total in Albertsons stores per week than non-pharmacy customers and more than 2.5x more on groceries. To break it down, while their typically grocery customer spends about $24 per week, the average pharmacy customer has a prescription spend of approximately $26 per week, but they also spend about $66 on grocery. Meaning that in total, the average pharmacy customer spends approximately $92 in total on their basket. This means that the pharmacy customers are our most valuable, which is why we are so excited about the opportunities that this combination will create for us to deepen our relationships with them. We will have 4,345 pharmacies, $16 billion in annual combined pharmacy sales, 319 health clinics and an annual combined script count of 323 million.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

So by bringing together our pharmacy brands, we will be able to provide more pharmacy options in more locations, increasing the quality and convenience of our pharmacy offering and making us a more attractive destination for valuable pharmacy shoppers. Kermit?

Kermit R. Crawford - Rite Aid Corporation - President & COO

As John mentioned, pharmacy customers represent our highest value customers. This new combined pharmacy network will increase choice, convenience and access for both Rite Aid and Albertsons pharmacy customers for the more than 50 million lives in key areas on the West Coast.  We will invest to participate in preferred networks as well as expand our Envision Insurance Company’s Medicare Part D plan on the West Coast. Both of these networks will lower cost for members and drive script growth into our stores.

We also have the ability to bring additional value to these preferred relationships through integrating existing capabilities such as the Rite Aid clinics; dietitians, which are currently in Albertsons stores; and a truly differentiating opportunity by delivering healthy meals to both Rite Aid and Albertsons pharmacy customers through Plated. Participating in these networks brings real value to the company, as every 100,000 new lives will drive $200 million in incremental combined grocery and drug revenue on an annual basis.

Please turn to Slide 19. We’ve mentioned our PBM several times. Let me take a minute to tell you more about EnvisionRxOptions, our pharmacy benefit management company. Rite Aid acquired Envision in 2015. It is a full service, standalone PBM with a comprehensive suite of services offered as a bundle or à la carte. The company services a very diverse group of payers, including employers, managed care companies, government payers and hospital systems.

Envision contracts directly with pharmaceutical manufacturers for rebates. It also owns its claims adjudication platform, which is leveraged by more than 20 other PBMs. In addition, Envision operates full service mail order, specialty and non-sterile compounding pharmacies. We expect Envision to be a key driver of the future growth for the combined company.

Now I’ll turn it back over to John.

John T. Standley - Rite Aid Corporation - Chairman & CEO

Thanks, Kermit. Turning to top line growth opportunities on Slide 20. We have identified $3.6 billion incremental revenue opportunities for the combined company, which will be delivered by rebranding most existing Albertsons pharmacies as Rite Aid and integrating loyalty programs to drive traffic, leveraging front-end capabilities and pharmacy expertise to enhance the customer offering, broadening the health and wellness value proposition to create best-in-class omni-channel retail experience and partnering with Envision and local payers on the West Coast and in other key areas to form preferred networks. Darren is going to address Slide 21. Darren?

Darren W. Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Thanks, John. One of the more compelling aspects of this transaction is the significant cost synergies we expect to generate when we put these 2 companies together. We have worked together with the Albertsons team for the past 4 months to identify expected cost-related synergies in very granular detail and enlisted external consultants to support the deep dive we conducted.

We have gotten each company’s cross-functional business teams involved in the detailed analysis, and they have worked together to develop the plans to get this done. We’ve identified $375 million of cost synergies that we expect to be realized on a run rate basis within 3 years across a wide spectrum of areas. They include things like cost kick-out in each of our corporate and regional infrastructures as well as in various major expense categories like advertising, insurance and utilities. It also includes the benefits of putting the 2 supply chain networks together and leveraging Albertsons’ extensive food manufacturing capabilities across the Rite Aid business.

Lastly, we have identified the benefits of combined purchasing -- pharmacy purchasing and branded grocery and GM/HBC buying as well as a substantial private label benefit, which are all very significant opportunities for the combined business. We are confident about our ability to achieve

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

these synergies, not only because of the extensive collaborative work that’s gone into identifying them, but also because the Albertsons team has a proven track record of achieving synergies.

Bob Dimond will spend a few minutes talking about this on the next slide. Bob?

Robert B. Dimond - Albertsons, LLC - CFO and EVP

Thanks, Darren. Please turn to Slide 22. As Darren noted, we have developed proven expertise not only in integrating companies, but also in delivering the synergies we’ve identified.

You’ll recall that we identified initial Safeway synergies of $800 million at the time of acquisition in early 2015. We now expect to achieve in excess of $823 million by the end of fiscal 2018. Also the categories of across synergies in the Safeway acquisition are similar to those we have identified in this combination. So we have significant experience in achieving cost takeouts in these areas. As such, we’re very confident in our ability to achieve both the cost synergies and revenue opportunities that we have identified.

Slide 23 illustrates that the financial strength of the combined company will be supported by strong and diversified expected free cash flow totaling $1.9 billion in fiscal year 2018. On a combined basis, we expect to generate 67% of our revenues from grocery, 19% from prescriptions, 7% from the front-end store and 7% from the PBM. The combined company will also own a significant real estate portfolio with a current appraised value   in excess of $11 billion.

This portfolio includes many highly valuable first and main locations, a high proportion of owned ground-leased supermarket properties and a significant number of trophy locations with opportunities for development. We’ve also kept our collective store basis current by remodeling 477 Albertsons stores over the last 3 years, while 1,611 Rite Aid stores have been remodeled over the last 5 years.

With that, I’ll turn it back over to John.

John T. Standley - Rite Aid Corporation - Chairman & CEO

To bring this all together, Slide 24 gives you a snapshot of the combined company’s projected pro forma financials.

We will have significant presence through a footprint of 4,892 stores and combined revenues of $83 billion. We expect that the combined company will generate $3.7 billion in adjusted EBITDA, including the $375 million in cost synergies we’ve identified. Including projected cost synergies, the combined company will have a net debt ratio of 3.8x, and we are targeting a net debt ratio of less than 2.75x within 36 months after closing.

So to conclude, we’re incredibly excited about the combination. As one of the leading retailers in the U.S., our enhanced footprint will drive efficiencies and create significant value for our customers, partners and shareholders. We will improve our local presence in attractive geographies. By utilizing each company’s core assets and expertise, we will deepen our relationships with our customers and drive growth. Our unique integrated platform will bring more high-value pharmacy customers into our network of stores. We will continue to develop a world-class omni-channel platform to enable us to meet our customers where and how they want to shop. We have identified significant potential cost synergies and substantial incremental revenue opportunities. We will have the financial strength and strong free cash flow generation to invest in our long-term growth.

With that, we’ll take your questions.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question is from the line of John Heinbockel from Guggenheim.

John Edward Heinbockel - Guggenheim Securities, LLC, Research Division - Analyst

Let me start with the revenue synergies, right? So you listed 4 opportunities. I don’t know if those were listed in the order of significance. But can you give a little color on what are going to be the biggest drivers, you think, in that $3.6 billion? And then do you think there’s another couple of hundred million of EBITDA that goes along with that   revenue?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Yes. Thanks, John, we do. And I think just -- I’ll kind of start with this question and then ask Bob Miller to comment a little bit too. But first and foremost is the value of the pharmacy customer. So we just think there’s a huge opportunity. And we’ve kind of talked about in this presentation the economics of that customer for Albertsons and for Rite Aid. So we think we have a significant opportunity using EnvisionRx and relationships with other PBMs and payers to bring more pharmacy into our network. And with the combination, we’re going to have a deeper network of pharmacies in the markets in which we compete. So we think there’s a huge opportunity there to bring more of those valuable pharmacy customers into the network. So that’s an important one, I think, kind of high on the list. We think that the opportunities we have with the capabilities of both companies on the merchandising side. So we’ve talked a lot about Own Brands here. So the opportunity to transform what we’re doing on the Rite Aid front-end, with the capabilities that Albertsons has, drives a lot of opportunity for us to use our capabilities in the GM and HBC and get that into some of Albertsons stores is another very big opportunity. We have the 25 million active members in our loyalty programs to work with here. And we think about kind of getting some of those customers -- our customers over into -- the Rite Aid customers over to the Albertsons stores. And conversely, well, Albertsons customers who don’t use Albertsons pharmacy today with a much bigger network available on the markets in which we compete available, can we bring those customers into our pharmacies. So I think we have a really -- a very substantial opportunity there as well. So we have lots of exciting things to work on. Bob, I don’t know if you want to...

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Yes. I’d just add, when John talked about customer shopping in both stores, we’re going to convert all of the Albertsons stores with Rite Aid pharmacy brand on, all the Jewel Osco, which there is no Rite Aid market. We think that will give us a brand we can market that’s known in the areas they’re in, especially in the East, where we have limited pharmacies, give us a big opportunity there. So having that one brand will create convenience for the customer, same pharmacy system. They can pick up their prescription wherever they want, drive through Rite Aid, pick it up when they’re doing their groceries. We know that will drive sales. And I would say, John, that your EBITDA projection on sales opportunity is low.

Kermit R. Crawford - Rite Aid Corporation - President & COO

Yes, I guess, I’d make 2 other quick comments, John. I think one, Bob, at Albertsons, they’re really making progress here from an omni-channel perspective. And I think for us to be able to latch onto that and include Rite Aid in channels and opportunities they’re putting together from an omni-channel perspective, I think, also just expands the scope of the whole enterprise and drives additional revenues into this thing. In terms of how to think about it from an EBITDA perspective, our normal kind of incremental EBITDA rate, it comes in that 15% to 18% range. But realistically, we’re going to make some investments here. We’re talking about preferred networks and some merchandising things that we’re going to do. So it’ll be lower than our normal past-due rate, but we still think it has a good return on it.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

John Edward Heinbockel - Guggenheim Securities, LLC, Research Division - Analyst

And then just as a follow-up on, 2 things. Will Albertsons go along with the potential to buy with WBAD, I assume that will happen. And then secondly, would you envision opening standalone stores, it could be Rite Aid, it could be Jewel Osco, but standalone stores in markets where Albertsons had supermarkets but there are no standalone drugstores?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Yes. So in terms of the first question, in terms of the WBAD option, the way it’s structured today, we would need to go back and have our conversation with WBA about adding Albertsons if that’s store -- if we go down. Remember that, that is an option and we are going to explore -- as we think about exercising that option, we are going to explore all of our sourcing opportunities. We’re going to continue to talk to McKesson as well to see if there’s maybe a way that, that works. So it gives us a lot of optionality in terms of how we go forward on purchasing pharmaceuticals for our stores. And so we’re going to explore all those options to make sure we get the best value as we work our way through that. So in terms of the opportunity to open additional freestanding stores and markets with Albertsons, I think it’s fantastic opportunity. For us to go greenfield in those markets on our own would have been virtually impossible. But now to have an existing network of pharmacies to complement with freestanding drugstores, I think, is a very exciting opportunity for us and something that we’ll look at carefully as we go forward.

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

John, I’d also mention that a number of stores in the East, we have some high-volume grocery stores that don’t have pharmacies. We’ll certainly look at the opportunity there now that we have a brand that’s not in those markets to probably add some pharmacies.

Operator

Your next question is from the line of Lisa Gill from JPMorgan.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

First, I just want to go back to the procurement question. When I look at the synergies that you have, it doesn’t look like there is a big component that’s driven around the potential for some change to your generic procurement, is that   correct?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Well, there’s -- in our guidance and in our future results for Rite Aid, we have value in there for what we believe we’ll get out of the WBAD or other sourcing options, McKesson, wherever we choose to go here in our standalone number. So we’ve put a little bit of value into synergies. Also understand that Albertsons has a McKesson agreement that we have to work through the end of the term. But we do think there are still things that we can do with central fill and other avenues that we’re working on in pharmacy to reduce dispensing cost and drug cost over time.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Great. And then, John, I just have a bigger, more strategic question for you. So as we put these together and we think about it from a healthcare side. And you, I think, talked about health and wellness, the number of clinics you have. Strategically, how do you see this going forward? Do you see more partnerships? Do you see -- I know, for example, Safeway has relationships with Quest and the (inaudible). I just want to understand strategically how you see this footprint changing, one. And two, there were some talk today about omni-channel. When we think about pharmacy, does that mean shifting towards mail order over time? I mean, how do we think about all of that coming together?

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

John T. Standley - Rite Aid Corporation - Chairman & CEO

Yes. I don’t think shifting towards mail order really. I mean, I think we have a big portfolio of capabilities to work with here to help our patients and customers. And so first of all, we’ve got RediClinic. And so Bob has actually got a bunch of space built out already for clinics, and he’s got some existing clinics. We’ve got some clinics in Rite Aid. So I do think we’ll expand our presence in clinics in the supermarkets over time. So there’s an opportunity there to grow RediClinic. But I think we also touched on some of the different things we can do by incorporating the capabilities or kind of bringing together the capabilities of both companies. I think a great example that was mentioned in the talk was Plated. So if you think about how we manage disease states over at Rite Aid from a clinical perspective and at Albertsons pharmacies and the ability to start to talk about guide and nutrition as part of that interaction and have capabilities to bring to bear to help those patients, I think, is very powerful. And I do think partnerships will be a part of it. We definitely want to be integrated and partnered in healthcare as we go forward. And I think our opportunity to help people bring healthcare to life in terms of how we work directly with patients at our pharmacies, Kermit, and in our supermarkets is -- could be very differentiating for us. That’s really a lot about where we’re going.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

And do you believe that you can get paid for those services of actually having that conversation around nutrition and health? Or is this just more of we’ll be able to sell people the Plated option and sell them their pharmaceuticals as well?

John T. Standley - Rite Aid Corporation - Chairman & CEO

I think it’s a combination of both. I really do. I mean, I think the market -- it’s -- it never happens in an instant, but I do think the marketplace is evolving and I do think awareness is growing. That behavioral change and compliance with prescriptions and the different things that we’re working on here absolutely have a significant and valuable impact on outcomes. I think you see other models evolving in the marketplace, some other strategic acquisitions that are taking place that are directly trying to monetize those outcomes. And I think we’re creating pathways where we can build partnerships to achieve the same results.

Operator

Your next question is from Ross Muken from Evercore.

Ross Jordan Muken - Evercore ISI, Research Division - Senior MD, Head of Healthcare Services and Technology & Fundamental Research Analyst

So maybe just on the Albertsons side, help us understand sort of where the EBITDA trend has gone over time. And it seems like in the most recent quarter, you saw pretty decent dip, but traffic maybe got a little bit better, but still down. Just give us a feeling for kind of that trajectory and then how we bridge from kind of where the run rate is quarterly to kind of the $2.7 billion for the full year?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Bob Dimond, do you want to...

Robert B. Dimond - Albertsons, LLC - CFO and EVP

Well, let me talk about traffic. Our customer count in the fourth quarter is up substantially, and we are going to have positive comp sales in the fourth quarter somewhere between 0.6% or 0.7%. So we’ve turned the corner on sales. We’re excited about what’s happening today and going forward on sales. And I’ll let Bob talk a little about earnings.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

All right. As you indicated, as of the third quarter on an LTM basis, we were just short of about $2.4 billion. So we’ve given a target of $2.7 billion for this coming year and kind of how you get to that point is combination of things. As Bob indicated, we’re now seeing positive IT sales. We continue to see that, continue to grow as we move into 2018. So there would be the flow-through impact on our positive -- expected positive IT sales here in 2018. But also importantly, we had identified $150 million of cost-out initiatives. It’s been several different areas that we deep-tailed on our last call. We have $100 million of incremental synergies that come from the Safeway synergies. Primarily, the remaining portions there that will happen in this year will be as we wind down our PSA with Supervalu in addition to some distribution synergies that will kick in. We also have some shrink reduction plans. We’ve seen a little bit of a spike this past year. We’ve been able to get that back under control. And also, we have quite a number of own brands, new products going out which will help improve our penetration this coming year. The confluence of all of those things will more than offset increases that we see in union contract and minimum wage increases this coming year.

Ross Jordan Muken - Evercore ISI, Research Division - Senior MD, Head of Healthcare Services and Technology & Fundamental Research Analyst

Got it. And just in terms of sustaining the positive traffic in lease side of the contract. I mean, where do you see the most near-term opportunities, particularly on a combined basis, to kind of get more folks into the boxes? Because that seems like the key solve here. Is it going to be on some of the combined loyalty and IT initiatives? Is it some of the omni-channel pieces? I’m just trying to get a sense for where you think on a more medium- to near-term basis, you can kind of see the most inflection on traffic within particular for the businesses combined?

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Well, let me take that. #1 thing in ‘17, we had a lot of disruption from the integration of our companies to the Safeway systems. The disruption involved in moving warehouses. We closed 7 warehouses. All that is behind us from the West. The integration going forward is much easier. There are no 2 banner or divisions left. So there’s going to be big savings that we can invest. We also think we’re going to see -- we are seeing inflation. We’re starting to see competitors pass it along, and that continues to help ourselves. And we’re very promotionally focused and promoting in the right areas where we can drive sales. We’ve done that efficiently in the fourth quarter, and we think that will help us as we go forward.

John T. Standley - Rite Aid Corporation - Chairman & CEO

Yes, I think just in terms of the combined companies, in the short run, I think there’s a lot of merchandising opportunities for us as we kind of look at the near term. So working with the Own Brands, that’s kind of back and forth is one of the things we can get to quickly. We’ll get after this loyalty opportunity. I think we have a lot of information to work with to connect with customers. And I think those are 2 biggies right out of the gate that we’ll be after pretty fast.

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

And by the way a lot of -- as we convert divisions to the Safeway systems, we’re able to roll out a much more robust just for U platform, which will help us continue to drive sales just in the Albertsons stores before we combine with Rite Aid.

John T. Standley - Rite Aid Corporation - Chairman & CEO

And then we’ll be out pretty once we close with our offering in terms of pharmacy in the marketplace, try and get that signed up for the following fiscal year.

Operator

The next question is from Robert Jones from Goldman Sachs.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

Robert Patrick Jones - Goldman Sachs Group Inc., Research Division - VP

So John, I guess, just take us back, if I think about some of the changes in the pharmacy footprint for Rite Aid over the last year, you sold off around 1,900 stores to Walgreens or in the process of doing that. And now you’re combining with 1,800 stores, I believe, at Albertsons pharmacy locations that is at Albertsons. Can you just maybe talk about, as you net that change in your pharmacy footprint, what maybe is unique about the Albertsons footprint that puts you in a better position than where you were before?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Yes. It’s a great question. And that’s, I think, an important point too. So if you kind of -- if you look at what we did with Walgreens, we certainly sold them honestly some great stores and some good markets, but we also sold a number of markets where we were 3, 4, 5, market position. When you look at the way this transaction comes together, it really -- and I think we talked about this a lot after we did the Walgreens assets. So it really deepens our position in existing geographies, and that really creates a lot of value for us. We’ll be #1 in terms of counter share in a number of the markets that we operate. And that’s just -- and that for us is just a -- is a much better place to be versus -- even though we were in kind of more states and had a more spread-out map, this is a much more concentrated network of stores. And we think that really will help us be more appealing, more convenient and have more access for customers and patients.

Robert Patrick Jones - Goldman Sachs Group Inc., Research Division - VP

Great. And that’s helpful, John. And I guess, maybe if I could just sneak 2 quick ones in for the Albertsons team. One would be, any comments on the profitability of your pharmacies relative to Rite Aid? I think we’ve seen some captive pharmacies in the past very kind of breakeven to barely profitable. So curious just how the Albertsons in-house pharmacies stack up? And then I’d be curious if you’d be willing to share who Albertsons current PBM is for their employees and how quickly you’re thinking maybe that could get over to EnvisionRx?

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

We can do that quickly. We already have our business.

John T. Standley - Rite Aid Corporation - Chairman & CEO

We already have. We have the Albertsons.

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

So that would -- we don’t have a synergy there. But I will say that our pharmacies are profitable. Overall, we’re very profitable. We would say we’re probably not quite as profitable as Rite Aid. Their average script count is better, and we’re sure they’re buying better. So that’s going to help us become more profitable.

Operator

Your next question is from Glen Santangelo from Deutsche Bank.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

Glen Joseph Santangelo - Deutsche Bank AG, Research Division - MD & Research Analyst

Just want to follow-up on the sort of the drug purchasing question. If I remember correctly, John, it -- I think your contract with McKesson ran through 2019. And so you couldn’t really get the benefits from the WBAD sourcing option until that contract expired. Now if I look at the Safeway contract -- I’m sorry, the Albertsons contract with McKesson, that extends out to 2021, I think, if my dates are correct. And so how should we think about the timing of when you think you can sort of -- gone are some of the purchasing benefits.

John T. Standley - Rite Aid Corporation - Chairman & CEO

I think you’re right on top of it. That’s right. So we’re working -- we’re in conversations right now with McKesson about how it might work for us going forward. Our WBAD option is now available to us. We’ve sold more than 50% of the stores. So we’re having, I think, a conversation right now about how we want to move forward in terms of purchasing realistically. It’ll just take us some time to sort that out. And then, of course, by the time we made a supply transfer, we’ll be probably realistically looking at somewhere out in that time frame before we make any kind of change. And as you mentioned, Albertsons is through 2021. So I think that’s really kind of the time frames we’re talking about. There are some other things that we can do together just operationally in terms of how we dispense drugs that will lower our overall cost. And that’s where some of the value is created also in terms of any synergy we might have on the pharmacy side.

Glen Joseph Santangelo - Deutsche Bank AG, Research Division - MD & Research Analyst

So I’m sorry, John, this is kind of an important point. So I hate to ask it again. So you think you can benefit on the Rite Aid stores beginning in either now or in 2019 depending upon how those conversations go, but you can’t benefit on the Safeway stores until 2021? Does it not matter that Rite Aid is theoretically now owned by Albertsons?

John T. Standley - Rite Aid Corporation - Chairman & CEO

It does mean we’re going to be jointly owned in a public company, but it is not -- there is no impact on the WBAD option from the transaction.

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

With regard to the Rite Aid stores.

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

With regard to the Rite Aid stores. And we do not have the option to add Albertsons to the WBAD option. I think I said that earlier. So I’ll just say it again. So kind of back up to the beginning, we have an option that we can exercise anytime between now and April of 2019 to move our drug purchasing to WBAD if we choose to do that in AmerisourceBergen on brands, if we choose to exercise that option. However, I think what we saw all the way along is what we’re looking forward is our best option and we’re going to talk to McKesson and others. And we have the WBAD option, and we’re going to find the right solution for us in the long haul to have drug cost. So is there a way we can get value sooner than 2021 in terms of Albertsons purchasing? The answer to that is yes.

Glen Joseph Santangelo - Deutsche Bank AG, Research Division - MD & Research Analyst

Okay. Maybe if I just ask one last follow-up. In -- earlier this year, you put in place the tax benefits preservation plan, which I think impacted the usage of your NOLs in a change of control situation. How should we think about the availability of those NOLs within this new merged structure?

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Okay. Well, the plan was put in place for tax-free NOL. We are making up our way through the asset sale with WBA and we are utilizing our NOL. We will have some amount of NOL left after that asset sale is completed. And I think as a result of this transaction, the remaining NOL will have some limitation on use going forward, because there is a change of control.

John T. Standley - Rite Aid Corporation - Chairman & CEO

But we’ll have used the substantial...

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

We’ll have used the substantial portion of it prior to closing.

Operator

Your next question is from George Hill from RBC.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

I guess, John, a lot of the pharmacy questions has been asked. Does this still change anything about how Envision goes to market or how you think about their ability to win business, which subsegments of PBM business that you guys pursue?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Yes, I think, it absolutely does. I mean, I think Envision is working hard to have a competitive reach-out network out there. But within owned network in certain geographies that’s very strong, I think it gives another selling point when it goes to market if customers choose to use that network. So I think it just continues to give it more competitive options in the marketplace.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

Okay. And then maybe just kind of a little bit of a housekeeping question. In the presentation, you guys talked about 220 million scripts for Rite Aid versus the current run rate in the stores, which looks to be about $180 million. Kind of what’s the -- how do we think about $40 million run rate gap there?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Yes. We’re converting the 30-day equivalents.

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

And on the Albertsons side, that’s also converted.

John T. Standley - Rite Aid Corporation - Chairman & CEO

We’re trying to be consistent with the way everybody else is reporting the numbers.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

Operator

Your last question comes from Bryan Hunt from Wells Fargo.

Bryan Cecil Hunt - Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst

My first question is when you look at your cash cost of integration and potential cash cost to capture the additional revenue synergies, is there a way you could frame that up for us? Because I mean, it seems like there’s, without a doubt, a lot of moving parts here.

Darren W. Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Yes. So I think as far as the -- we’ve got a couple of different parts here. We’ve got about just under $200 million worth of cost to be able to achieve the cost-out synergies to put that in that bucket. There’s another $63 million of cost to be able to get to the revenue synergies. Those are the primary 2 pieces there. There will be, along the way, some onetime CapEx to drive some of those as well.  But....

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Those are the big operating numbers.

Darren W. Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Those are the big operating numbers.

Bryan Cecil Hunt - Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst

My next question is, when you look at financing plans, there is, in round figures, $2.7 billion of senior secured and senior debt at Rite Aid that has some type of change of control provision. And then there’s maybe another $2 billion of cash consideration if all of the shareholders of Rite Aid elect to take the cash option. Can you talk about the financing plans there? I mean, Rite Aid does have a significant amount of assets and you all do have an untapped ABL of $4 billion. Again, can you give us an idea of what type of path you may take for this additional debt need?

Darren W. Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Yes. So just on the cash piece, there is a 10:1 exchange ratio, that’s $200 million of cash financing. So the financing just got a lot easier.

Bryan Cecil Hunt - Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst

Yes, I was adding a 0, my bad.

Darren W. Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Yes, no problem.

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FEBRUARY 20, 2018 / 1:31PM, RAD - Rite Aid Corporation, Albertsons Companies, Inc. - M&A Call

John T. Standley - Rite Aid Corporation - Chairman & CEO

We do have bank commitments to do the portion of the refinance that we need to do. We need to refinance our ABL, as you indicated. And then there’s roughly $2.5 billion of the Rite Aid debt that needs to be refinanced. And we see that being executed in a couple of pieces. I don’t know (inaudible) exactly how that will lay out yet. But you will see us -- we think -- we feel like that’s going to be very well received and very well executed.

Bryan Cecil Hunt - Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst

And my last question, I mean, net-net, with synergies balance sheet improves Albertsons as a public vehicle, does -- how the rating agencies responded to you all regarding this transaction?

Robert G. Miller - Albertsons Companies, Inc. - Chairman and CEO

Yes. We’ve had a preliminary discussion with the rating agencies. We will be talking to them more as we go forward. I think they’re very interested in the fact that this is really a debt-neutral type transaction and that it’s stock for stock. And they also see that the combined company have an opportunity to grow or delever quicker. So I think they’re going to view this in a positive light.

Matt Schroeder - Rite Aid Corporation - CAO, Senior VP & Treasurer

Thank you very much. Thank you, everyone, for joining us this morning. We really appreciate it, and we’ll talk to you soon.

Operator

This concludes today’s call. You may now disconnect.

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Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies Inc. (“Albertsons Companies”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements.  Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement.  The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.  Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons Companies and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons Companies a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons Companies; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ending March 4, 2017 filed with the Securities and Exchange Commission (“SEC”) and will be found in the Form S-4 that will be filed with the SEC by Albertsons Companies in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.  Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.  All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc.  There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all.  For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on February 8, 2018.

Additional Information and Where to Find It

In connection with the proposed strategic combination involving Rite Aid and Albertsons Companies, Rite Aid and Albertsons Companies intend to file relevant materials with the SEC, including that Albertsons Companies will file a registration statement on Form S-4 that will include a proxy statement/prospectus to be distributed to Rite Aid stockholders.  Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention:  Senior Director, Treasury Services & Investor Relations.  Copies of documents filed with the SEC by Albertsons Companies will be made available, free of charge, on Albertsons Companies’ website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons Companies and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons Companies will be set forth in the Form S-4.  Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.